SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For February 26, 2004


                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11/F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

           Form 20-F [X]                            Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

           Yes [ ]                                  No [X]

                      BONSO ELECTRONICS INTERNATIONAL INC.

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                    FOR THE FISCAL YEAR ENDED MARCH 31, 2003
                            TO BE HELD MARCH 23, 2004

     Notice is hereby given that an annual meeting of the shareholders (the "Shareholders") of Bonso Electronics International Inc., a British Virgin Islands corporation (the "Corporation" or "Bonso"), will be held at 9:00 a.m., local time, on March 23, 2004, at the Courtyard Hotel by Marriott located at 30 Hubbard Street, Chicago Illinois 60611 and any adjournments or postponements thereof (the "Meeting" or "Annual Meeting") for the following purposes:

     1. To elect the following seven (7) persons to serve as directors of the Corporation until the next Annual Meeting of Shareholders and thereafter until their successors shall have been elected and qualified: Anthony So; Kim Wah Chung; Cathy Kit Teng Pang; Woo Ping Fok; John Stewart Jackson IV; George O'Leary; and Henry F. Schlueter;

     2. To approve and ratify the Corporation's 2004 Stock Option Plan (the "Plan"), which authorizes the granting of stock options to purchase up to 600,000 shares of the Corporation's $0.003 par value common stock ("Common Stock") that may be granted under the Plan;

     3. To ratify the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2004; and

     4. To consider and act upon such other business as may properly come before the Meeting or any adjournments thereof.

     Only Shareholders of record at the close of business on February 13, 2004, shall be entitled to notice of and to vote at the meeting or any adjournments thereof. All Shareholders are cordially invited to attend the Meeting in person.

                                              By Order of the Board of Directors


February 16, 2004                             Anthony So, Chairman and
Hong Kong                                     Chief Executive Officer

IF YOU DO NOT EXPECT TO BE PRESENT AT THE MEETING AND WISH YOUR SHARES OF COMMON STOCK TO BE VOTED, YOU ARE REQUESTED TO SIGN AND MAIL PROMPTLY THE ENCLOSED PROXY WHICH IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. A RETURN ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES IS ENCLOSED FOR THAT PURPOSE.

                      BONSO ELECTRONICS INTERNATIONAL INC.
                                 Star House 11/F
                                Unit 1106 - 1110
                                3 Salisbury Road
                                   Tsimshatsui
                               Kowloon, Hong Kong

                                 PROXY STATEMENT
                             DATED FEBRUARY 16, 2004

                         ANNUAL MEETING OF SHAREHOLDERS
                    FOR THE FISCAL YEAR ENDED MARCH 31, 2003
                          TO BE HELD ON MARCH 23, 2004

                                     GENERAL
                                     -------

     This Proxy Statement is being furnished to the Shareholders of Bonso Electronics International Inc. ("Bonso" and "Corporation") in connection with the solicitation of proxies by the Board of Directors of the Corporation (the "Board of Directors") from the Shareholders of the Corporation for use at the Annual Meeting of the Shareholders to be held at 9:00 a.m., local time, on March 23, 2004, at the Courtyard Hotel by Marriott located at 30 Hubbard Street, Chicago Illinois 60611, and any adjournments or postponements thereof. This Proxy Statement, Notice of Annual Meeting of Shareholders, and the accompanying Proxy Card are first being mailed to Shareholders on or about February 13, 2004.

                       VOTING SECURITIES AND VOTE REQUIRED
                       -----------------------------------

     Only Shareholders of record at the close of business on February 13, 2004 (the "Record Date"), are entitled to notice of and to vote the shares of Common Stock of the Corporation held by them on such date at the Meeting or any and all adjournments thereof. As of the Record Date, 5,679,783 shares of Common Stock were outstanding. There was no other class of voting securities outstanding at that date.

     Each share of Common Stock held by a Shareholder entitles such Shareholder to one vote on each matter that is voted upon at the Meeting or any adjournments thereof.

     The presence, in person or by proxy, of the holders of one-third of the outstanding shares of Common Stock is necessary to constitute a quorum at the Meeting. Assuming that a quorum is present, the affirmative vote of the holders of a majority of the shares of Common Stock represented at the Meeting in person or by proxy and entitled to vote will be required to approve Proposals 1, 2 and 3 and to adopt the resolutions of the Shareholders corresponding to such proposals.

     Abstentions and broker "non-votes" will be counted toward determining the presence of a quorum for the transaction of business; however, abstentions will have the effect of a negative vote on the proposals being submitted. Abstentions may be specified on the proposal to ratify the selection of PricewaterhouseCoopers as the independent accountants of the Corporation. A broker "non-vote" will have no effect on the outcome of any of the proposals.

     If the accompanying Proxy Card is properly signed and returned to the Corporation and not revoked, it will be voted in accordance with the instructions contained therein. Unless contrary instructions are given, the persons designated as proxy holders in the accompanying Proxy Card will vote "FOR" each proposal to be considered by the Shareholders at the Meeting or, if no such recommendation is given, in their own discretion. The Corporation's executive officers and directors have advised the Corporation that they intend to vote their shares (including those shares over which they hold voting power), representing approximately 2,290,378 shares or 40.3% of the outstanding shares of Common Stock as of February 5, 2004, in favor of each of the proposals above. Each Proxy granted by a Shareholder may be revoked by such Shareholder at any time thereafter by writing to the Secretary of the Corporation prior to the Meeting, or by execution and delivery of a subsequent Proxy or by attendance and voting in person at the Meeting, except as to any matter or matters upon which, prior to such revocation, a vote shall be cast pursuant to the authority conferred by such Proxy.

     The cost of soliciting these Proxies, consisting of the printing, handling, and mailing of the Proxy and related material, and the actual expense incurred by brokerage houses, custodians, nominees and fiduciaries in forwarding proxy materials to the beneficial owners of the shares of Common Stock, will be paid by the Corporation.

     In order to assure that there is a quorum, it may be necessary for certain officers, directors, regular employees and other representatives of the Corporation to solicit Proxies by telephone, facsimile or in person. These persons will receive no extra compensation for their services.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

     The following table shows the number of shares of Common Stock beneficially owned by each shareholder of the Corporation who beneficially owns 5% or more of the Corporation's Common Stock and the Corporation's directors and executive officers, both individually and as a group, as of February 5, 2004:

                                                              Total Number of
                            Shares of                            Shares of
                           Common Stock                        Common Stock    Percent of
                             Owned of         Options and      Beneficially    Beneficial
        Name                  Record         Warrants Held        Owned        Ownership
        ----                  ------         -------------        -----        ---------
Anthony So                 1,626,195(1)         636,500(2)      2,262,695        35.83%

Kim Wah Chung                    93,700   115,000(3)(4)(5)        208,700         3.60%

Cathy Kit Teng Pang              35,438   115,000(3)(4)(5)        150,438         2.60%

Henry F. Schlueter               24,000       20,000(6)(7)         44,000         0.77%

Woo-Ping Fok                     48,407      40,000(8),(9)         88,407         1.54%

George O'Leary                        0      40,000(8),(9)         40,000         0.69%

W. Douglas Moreland             501,400                  0        501,400         8.83%

All Directors and Officers    2,290,378            997,000      3,286,815        49.24%
as a group (7 persons)

(1) Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.
(2) Includes options to purchase 158,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010, options to purchase
     128,000 shares of common stock at an exercise price of $3.65 per share expiring on April 9, 2011, options to purchase 128,000 shares of common stock at an exercise price of $2.50 per share expiring on March 6, 2012, and options to purchase 222,500 shares of common stock at an exercise price of $1.61 per share expiring on April 1, 2013.
(3) Includes options to purchase 20,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010.
(4) Includes options to purchase 20,000 shares of common stock at an exercise price of $3.65 per share expiring on April 9, 2011, and options to purchase 20,000 shares of common stock at an exercise price of $2.50 per share expiring on March 6, 2012.
(5) Includes options to purchase 55,000 shares of common stock at an exercise price of $1.61 per share expiring on April 1, 2013.
(6) Includes options to purchase 10,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010.
(7) Includes options to purchase 10,000 shares of common stock at an exercise price of $1.61 per share expiring on April 1, 2013.
(8) Includes options to purchase 10,000 shares of common stock at an exercise price of $8.125 per share expiring January 12, 2010.
(9) Includes 461,975 shares held by Mr. Jackson and 600 shares held by Mr. Jackson's wife.
(10) Includes options to purchase 10,000 shares of common stock at an exercise price of $7.875 per share expiring on January 9, 2011, options to purchase 10,000 shares of common stock at an exercise price of $2.55 per share expiring on October 15, 2011 and options to purchase 10,000 shares of common stock at an exercise price of $1.61 per share expiring on April 1, 2003.

     There are no arrangements known to the Corporation the operation of which may at a subsequent date result in a change in control of the Corporation.

                                BOARD COMMITTEES

     On October 1, 1994, the Board of Directors appointed, and has since maintained, an Audit Committee of the Corporation. The Committee was established to (i) review and approve the scope of audit procedures employed by the Corporation's independent auditors; (ii) review and approve the audit reports rendered by the Corporation's independent auditors; (iii) approve the audit fee charged by the independent auditors; (iv) report to the Board of Directors with respect to such matters; (v) recommend the selection of independent auditors; and (vi) discharge such other responsibilities as may be delegated to it from time to time by the Board of Directors and to discharge such other responsibilities as may be delegated to it from time to time by the Board of Directors. Effective as of August 17, 2000, the Board of Directors adopted a formal charter for its Audit Committee. Messrs. Woo Ping Fok and Henry F. Schlueter are members of our Audit Committee. Mr. Woo Ping Fok acts as chairman of the Audit Committee. Messrs. Woo Ping Fok is "independent" as defined in the NASDAQ listing standards; however, Mr. Schlueter is not "independent" under those standards.

                     COMPENSATION OF OFFICERS AND DIRECTORS

     The aggregate amount of compensation paid by us and our subsidiaries during the year ended March 31, 2003 to all directors and officers as a group for services in all capacities was approximately $1,269,574 including compensation in the form of housing in Hong Kong for our Chairman and Chief Executive Officer and our Director of Engineering and Research and Development, which is consistent with the practice of other companies in Hong Kong. Total compensation for the benefit of Anthony So was $671,836, for the benefit of Cathy Kit Teng Pang was $125,262, for the benefit of Kim Wah Chung was $149,606, for the benefit of Mr. George O'Leary was $180,000, and for the benefit of Henry F. Schlueter was an aggregate of $142,870. The $142,870 listed as having been paid for the benefit of Mr. Schlueter was paid to his law firm, Schlueter & Associates, P.C. for legal services rendered and expenses incurred.

     We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2003, other than contributions to our Provident Fund Plan which aggregated $33,553 for officers and directors during the fiscal year ended March 31, 2003.

Employment Agreements

     We have employment agreements with Anthony So, Kim Wah Chung and Cathy Kit Teng Pang. The employment agreements expire on March 31, 2008; however, they are automatically renewable on an annual basis for additional one-year increments. Mr. So's employment agreement provides for a yearly salary of $700,000 per year plus bonus. Mr. Chung's employment agreement provides for a yearly salary of $150,000 per year plus bonus and Ms. Pang's employment agreement provides for a yearly salary of $135,000 per year plus bonus. The employment agreements contain provisions under which we will be obligated to pay Mr. So, Mr. Chung and Ms. Pang all compensation for the remainder of their employment agreements and five times their annual salary and bonus compensation upon a change of control, as defined in the agreements.

Options of Directors and Senior Management

     The following table provides information concerning options owned by the directors and senior management at February 13, 2004. The table excludes our publicly traded warrants owned by the directors and senior management, information about which is disclosed in the section captioned "Security Ownership of Certain Beneficial Owners and Management," together with information concerning the beneficial ownership of our common shares by directors and senior management and major shareholders.

                     Number of Common Shares
                           Subject to          Exercise Price
     Name                Stock Options           Per Share      Expiration Date
     ----                -------------           ---------      ---------------

Anthony So                   158,000                $8.00       January  6, 2010
                             128,000                $3.65       April 9, 2011
                             128,000                $2.50       March 6, 2012
                             222,500                $1.61       April 1, 2013
Kim Wah Chung                 20,000                $8.00       January  6, 2010
                              20,000                $3.65       April 9, 2011
                              20,000                $2.50       March 6, 2012
                              55,000                $1.61       April 1, 2013
Cathy Kit Teng Pang           20,000                $8.00       January  6, 2010
                              20,000                $3.65       April 9, 2011
                              20,000                $2.50       March 6, 2012
                              55,000                $1.61       April 1, 2013
George O'Leary                10,000                $8.125      January 12, 2010
                              10,000                $7.875      January 9, 2011
                              10,000                $2.55       October 15, 2011
                              10,000                $1.61       April 1, 2013
Woo-Ping Fok                  10,000                $8.125      January 12, 2010
                              10,000                $7.875      January 9, 2011
                              10,000                $2.55       October 15, 2011
                              10,000                $1.61       April 1, 2013
J. Stewart Jackson IV         10,000                $7.875      January 9, 2011
                              10,000                $2.55       October 15, 2011
                              10,000                $1.61       April 1, 2013
Henry F. Schlueter            10,000                $8.00       January 6, 2010
                              10,000                $1.61       April 1, 2013

Directors

     Except for that mentioned above, our directors do not receive any additional monetary compensation for serving in their capacities. However, outside directors receive stock options pursuant to the 1996 Non-Employee Directors' Stock Option Plan and have been granted other options. (See "Stock Option Plans -- The 1996 Non-Employee Directors' Stock Option Plan," below.) All directors are reimbursed for all reasonable expenses incurred in connection with services as a director.

Provident Fund Plan

     Our wholly-owned foreign subsidiary, Bonso Electronics Limited ("BEL"), started a Provident Fund Plan (the "Plan") effective January 1, 1998, with a major international assurance company to provide life insurance and retirement benefits for its employees. All permanent full time employees who joined BEL before December 2000, excluding factory workers, are eligible to join the Plan.

     Members of the Plan are required to contribute 5% of their monthly salary. The contribution by BEL is as follows:

          Years of Service                % of salary as BEL's contribution
          ----------------                ---------------------------------

          Less than 5 years                              5.0%
          5 to 10 years                                  7.5%
          More than 10 years                             10.0%

     The Mandatory Provident Fund (the "MPF") was introduced by the Hong Kong Government in December 2000. BEL joined the MPF with a major international assurance company. All permanent full time employees who joined BEL in or after December 2000, excluding factory workers, are eligible to join the MPF. Members' and employers' each contribute 5% of the members' monthly salaries to the MPF and are subject to a maximum contribution of HK$1,000 monthly.

     At normal retirement age, death or ill health, the member shall be entitled to receive from the Plan a lump sum equal to the total of the member's and BEL's contributions plus a return on their investment. On resignation prior to normal retirement age, a member shall be entitled to receive from the Plan a lump sum equal to the member's contributions plus a percentage of the employer's balance determined in accordance with a predetermined set scale.

     BEL's total contributions to the Plan and the MPF for the years ended March 31, 2003, 2002 and 2001 amounted to $73,945, $78,995, and $53,704, respectively.

Compensation Pursuant to Options to Purchase Common Stock

     Outside, non-employee directors receive stock options pursuant to the 1996 Non-Employee Directors' Stock Option Plan and have been granted other options. In October 1996, the Board of Directors adopted a 1996 Non-Employee Directors' Stock Option Plan which provided for the grant of options to purchase an aggregate of not more than 100,000 shares of the Corporation's Common Stock. In January 2000, the Shareholders approved the proposal of the Board of Directors to increase from 100,000 to 600,000 in the aggregate number of options to purchase Common Stock of the Corporation under the Non-Employee Directors' Plan. The purpose of the 1996 Non-Employee Directors' Stock Option Plan is to promote the long-term success of the Corporation by creating a long-term mutuality of interests between the non-employee directors and the stockholders of the Corporation, to provide an additional inducement for the non-employee directors to remain with the Corporation and to provide a means through which the Corporation may attract able persons to serve as directors of the Corporation. The 1996 Non-Employee Directors' Stock Option Plan is administered by a committee appointed by the Board of Directors.

     Under the 1996 Non-Employee Directors' Stock Option Plan, on the third business day following each annual meeting of the stockholders, each director who is not then an employee of the Corporation or any of its subsidiaries will automatically be granted a stock option to purchase 10,000 shares of Common Stock. The exercise price of all options granted under the 1996 Non-Employee Directors' Stock Option Plan will be equal to the fair market value of the underlying shares on the date of grant, based on guidelines set forth in the plan. The exercise price may be paid in cash, by the surrender of options, in Common Stock, in other property, including a promissory note from the optionee, or by a combination of the above, at the discretion of the committee administering the 1996 Non-Employee Directors' Stock Option Plan. The term of each option granted pursuant to the 1996 Non-Employee Directors' Stock Option Plan will be ten years from the date of grant; however, no option may be exercised during the first six months of its term. The term of an option granted pursuant to the 1996 Non-Employee Directors' Stock Option Plan may be reduced in the event that the optionee ceases to be a director of the Corporation. No option granted pursuant to the plan will be transferable otherwise than by will or the laws of descent and distribution.

     Employee directors may receive stock options pursuant to the Corporation's 1996 Stock Option Plan. In October 1996, the Board of Directors adopted the 1996 Stock Option Plan which provided for the grant of options to purchase an aggregate of not more than 400,000 shares of the Corporation's Common Stock. In January 2000, the shareholders of the Corporation approved the proposal of the Board of Directors to increase from 400,000 to 900,000 in the aggregate the number of options to purchase Common Stock of the Corporation under the 1996 Stock Option Plan. The purpose of the 1996 Stock Option Plan is to make options available to management and employees of the Corporation in order to encourage them to secure or increase on reasonable terms their ownership of Common Stock in the Corporation and to encourage them to remain in the employ of the Corporation.

     The 1996 Stock Option Plan is administered by a committee appointed by the Board of Directors which determines the persons to be granted options under the plan, the number of shares subject to each option, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than 10 years after the date of grant. The exercise price of an option may be less than fair market value of the underlying shares of Common Stock. No options granted under the plan will be transferable by the optionee other than by will or the laws of descent and distribution and each option will be exercisable, during the lifetime of the optionee, only by the optionee.

     The exercise price of an option granted pursuant to the 1996 Stock Option Plan may be paid in cash, by the surrender of options, in Common Stock, in other property, including a promissory note from the optionee, or by a combination of the above, at the discretion of the committee administering the 1996 Stock Option Plan.

                              CERTAIN TRANSACTIONS

     Over the years, the Corporation has provided to and received cash advances from its officers and directors. In October 1994, the Board of Directors adopted a policy resolution prohibiting the Corporation from making any loan or advance of money or property, or guaranteeing the obligation of any directors of the Corporation, and limiting the Corporation's ability to make such loans, advances or guarantees to officers of the Corporation or its subsidiaries unless a majority of independent, disinterested outside directors determine that such loan, advance or guarantee may reasonably be expected to benefit the Corporation. Further, all future material affiliated transactions, loans and loan guarantees, if any, will be made on terms that are no less favorable to the Corporation than those that are generally available from unaffiliated third parties. The Corporation has neither provided nor received any cash advances to its officers or directors since this policy resolution was adopted.

     It is common practice in Hong Kong, the location of the Corporation's principal executive offices, to provide a housing allowance or living accommodations for senior executives as part of their compensation. One of the Corporation's properties in Hong Kong is provided to Mr. So as part of his compensation. The Corporation also provides Mr. Chung with a housing allowance.

     Mr. George O'Leary, a director, is paid a consulting fee by the Corporation for support and marketing services such as soliciting customers, negotiating prices and public relations in the United States. During the fiscal year ended March 31, 2003, Mr. O'Leary was paid a consulting fee of $180,000.

     During the fiscal year ended March 31, 2003 we paid Schlueter & Associates, P.C. an aggregate of $142,870 for legal fees and expenses. Mr. Henry F. Schlueter, a director, is the Managing Director of Schlueter & Associates, P.C.

                                   PROPOSAL 1

                              ELECTION OF SEVEN (7)
                PERSONS TO SERVE AS DIRECTORS OF THE CORPORATION

     The Corporation's directors are elected annually to serve until the next Annual Meeting of Shareholders and thereafter until their successors shall have been elected and qualified. The number of directors presently authorized by the Articles of Association of the Corporation shall be not less than one (1) nor more than seven (7).

     Unless otherwise directed by Shareholders, the proxy holder will vote all shares represented by proxies held by them for the election of the following nominees, all of whom are now members and constitute the Corporation's Board of Directors. The Corporation is advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Corporation prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgment.

INFORMATION CONCERNING NOMINEES

     Anthony So, 60, is the founder of Bonso. He is our Chief Executive Officer and Chief Financial Officer and has been our President, Chairman of the Board of Directors and Treasurer since inception, and our Secretary since July 1991. Mr. So received his BSE degree in civil engineering from National Taiwan University in 1967 and a master's degree in business administration ("MBA") from the Hong Kong campus of the University of Hull, Hull, England in 1994. Mr. So has been Chairman of the Hong Kong GO Association since 1986, and also served as Chairman of the Alumni Association of National Taiwan University for the 1993-1994 academic year. Mr. So has served as a trustee of the Chinese University of Hong Kong, New Asia College since 1994.

     Kim Wah Chung, 45, has been a director since September 21, 1994. Mr. Chung has been employed by us since 1981 and currently holds the position of Director of Engineering and Research and Development. Mr. Chung is responsible for all research projects and product development. Mr. Chung's entire engineering career has been spent with Bonso, and he has been involved in all of our major product developments. Mr. Chung graduated with honors in 1981 from the Chinese University of Hong Kong with a Bachelor of Science degree in electronics.

     Cathy Kit Teng Pang, 41, has been a director of Bonso since January 1, 1998. Ms. Pang was first employed by us as Financial Controller in December 1996 and was promoted to Director of Finance on April 1, 1998. Ms. Pang was employed as an auditor in an international audit firm from 1987 to 1991, at which time she joined a Hong Kong listed company in the field of magnetic industry as Assistant Financial Controller. From 1994 until she joined us in 1996, she was employed as Deputy Chief Accountant in a management and property development company in Hong Kong and China. Ms. Pang has a Bachelor of Business Administration degree from York University in Toronto, Canada. She is a member of the American Institute of Certified Public Accountants and of the Hong Kong Society of Accountants.

     Woo-Ping Fok, 54, was elected to our Board of Directors on September 21, 1994. Mr. Fok has practiced law in Hong Kong since 1991 and is a partner with Wong & Fok. Mr. Fok's major areas of practice include conveyancing or real property law, corporations and business law, commercial transactions and international trade with a special emphasis in China trade matters. Mr. Fok was admitted to the Canadian Bar as a Barrister & Solicitor in December 1987 and was a partner in the law firm of Woo & Fok, a Canadian law firm with its head office in Edmonton, Alberta, Canada. In 1991, Mr. Fok was qualified to practice as a Solicitor of England & Wales, a Solicitor of Hong Kong and a Barrister & Solicitor of Australian Capital Territory.

     J. Stewart Jackson IV, 68, has been a director since January 10, 2000. From 1962 until its merger with Republic Industries in 1996, Mr. Jackson served in various management capacities, including president, of Denver Burglar Alarm Co., Inc., a business founded by his family. In addition, in the mid-1960's, Mr. Jackson founded Denver Burglar Alarm Products, a separate company which invented, patented, manufactured, distributed and installed contained ionization smoke detectors and which was later sold to a conglomerate manufacturer. After the merger of Denver Burglar Alarm Co., Inc., Mr. Jackson founded Jackson Burglar Alarm Co., Inc., of which he is currently president. Mr. Jackson served on the advisory board of directors for Underwriter's Laboratories for burglar and fire alarm systems for 25 years and has been an officer in the Central Station Protection Association, which, along with the National Burglar Alarm Association, was formed by his family in the late 1940's. Mr. Jackson graduated from the University of Colorado in 1962 with a degree in Business Management and Engineering.

     George O'Leary, 65, has been a director since January 1997. From November 1994 to the present time, Mr. O'Leary has been President of Pacific Rim Products, Newport Beach, California, a trading company that provides offshore sourcing alternatives to U.S. based electronics companies. For eight years prior to 1994, Mr. O'Leary was President, CEO and a director of Micro General Corporation, Santa Ana, California, a manufacturer and distributor of mechanical and electronic scale products. For eight years prior to that, Mr. O'Leary was Vice President and General Manager of Lanier Business Products, Atlanta, Georgia, a manufacturer and distributor of office products. Mr. O'Leary has a Bachelor of Science degree in Electrical Engineering from Northeastern University, Boston, Massachusetts.

     Henry F. Schlueter, 53, has been a director since October 2001, and has been our Assistant Secretary since October 6, 1988. Since 1992, Mr. Schlueter has been the Managing Director of Schlueter & Associates, P.C., a law firm, practicing in the areas of securities, mergers and acquisitions, finance and corporate law. Mr. Schlueter has served as our United States corporate and securities counsel since 1988. From 1989 to 1991, prior to establishing Schlueter & Associates, P.C., Mr. Schlueter was a partner in the Denver, Colorado office of Kutak Rock (formerly Kutak, Rock & Campbell), and from 1984 to 1989, he was a partner in the Denver office of Nelson & Harding. Mr. Schlueter is a member of the American Institute of Certified Public Accountants, the Colorado Society of CPA's, the Colorado and Denver Bar Associations and the Wyoming State Bar.

     There are no family relationships between any of our directors and executive officers.

     No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer. Our directors are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors.


Board Recommendation

     The Board of Directors recommends a vote FOR the election of each of the seven (7) nominees for directors of the Corporation.

                                   PROPOSAL 2

                    PROPOSAL TO ADOPT, APPROVE AND RATIFY THE
                             2004 Stock Option Plan

     Effective February 10, 2004, the Corporation's Board of Directors adopted and approved the Corporation's 2004 Stock Option Plan (the "Plan"). The following summary of the principal features of the Plan is qualified in its entirety by reference to the terms and provisions of the Plan, a copy of which is attached hereto as Exhibit A.

     The Plan authorizes the granting of up to six hundred thousand (600,000) shares of the Company's Common Stock in the form of stock options, subject to certain adjustments as described in the Plan. The Company has not yet granted any option or award under the Plan. All outstanding options described in this Proxy Statement were granted outside the Plan.

     The Corporation has not made any determination with respect to future grants of options under the Plan and any grant of options will be made only in accordance with the provisions of the Plan.

Purpose

     The purpose of the Plan is to secure key employees to remain in the employ of the Corporation and to encourage such employees to secure or increase on reasonable terms their Common Stock ownership in the Corporation. The Corporation believes that Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Corporation.

Administration

     The Plan shall be administered by a committee (the "Committee") appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of who shall be a non-employee of the Corporation. The initial Committee members shall be Anthony So and Woo Ping Fok. The Committee shall determine the specific terms of the options granted, including the employees to be granted options under the plan, the number of shares subject to each option grant, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than 10 years after the date of grant. The exercise price of an option may be less than fair market value of the underlying shares of Common Stock. No options granted under the plan will be transferable by the optionee other than by will or the laws of descent and distribution and each option will be exercisable, during the lifetime of the optionee, only by the optionee.

Exercise of Options

     The exercise price of an option granted pursuant to the 2004 Stock Option Plan may be paid in cash, by the surrender of options, in Common Stock, in other property, including a promissory note from the optionee, or by a combination of the above, at the discretion of the Committee.

Stock Subject to Plan

     The Plan authorizes the issuance of up to six hundred thousand (600,000) shares of the Corporation's Common Stock. The Plan further provides that in the event of changes in the Common Stock of the Company by reason of stock dividend, stock split-up, reorganization, recapitalization, merger, consolidation, business combination or exchange of shares, there shall be substituted the number and kind of shares of stock or securities into which each outstanding share of Common Stock shall be so changed or for which each such share shall be exchanged. In the event of any additional change, other than as specified above, then the Committee shall, in its sole discretion, determine the adjustment in the number or kind of shares or securities subject to an option or options.

Required Vote

     Approval of the Plan requires the affirmative vote of a majority of the shares present and voting at the meeting in person or by proxy.

     Unless otherwise directed by Shareholders, the proxy holders will vote all shares represented by Proxies held by them to approve 2004 Stock Option Plan.

                                   PROPOSAL 3

                    RATIFICATION OF SELECTION OF ACCOUNTANTS

     The Board of Directors has selected PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2004, and has further directed that the Corporation submit the selection of the independent public accountants for ratification by Shareholders at the Annual Meeting of Shareholders.

     Unless otherwise directed by Shareholders, the proxy holders will vote all shares represented by Proxies held by them to ratify the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2004.

                      Fees Paid to the Independent Auditors

Audit Fees

     The aggregate fees billed by PricewaterhouseCoopers for professional services rendered for the audit of the Corporation's annual consolidated financial statements for the year ended March 31, 2003 were $119,872.

Tax Fees

     The aggregate fees billed by PricewaterhouseCoopers for professional services rendered for tax compliance, tax advice and tax planning for the year ended March 31, 2003 ("Tax Fees") were $5,103.

All Other Fees

     PricewaterhouseCoopers billed $10,256 for additional professional services related to the review of our registration statement on Form F-2 during the fiscal year ended March 31, 2003.

Board Recommendation

     The Board of Directors recommends a vote FOR the ratification of the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2004.

                                     GENERAL

Other Matters

     The Board of Directors does not know of any matters that are to be presented at the Annual Meeting of Shareholders other than those stated in the Notice of Annual Meeting and referred to in this Proxy Statement. If any other matters should properly come before the Meeting, it is intended that the Proxies in the accompanying form will be voted as the persons named therein may determine in their discretion.

                                 By Order of the Board of Directors



                                 Anthony So, Chairman of the Board of Directors

                             2004 STOCK OPTION PLAN
                                       OF
                      BONSO ELECTRONICS INTERNATIONAL INC.

     1. Purpose. The purpose of the Bonso Electronics International Inc. 2004 employees' stock option plan (the "Plan") is to induce key employees to remain in the employ of Bonso Electronics International Inc., a British Virgin Island international business company (hereinafter referred to as the "Company') or of any subsidiary of the Company, and to encourage such employees to secure or increase on reasonable terms their stock ownership in the Company. The Board of Directors of the Company believes the Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping and carrying out the long-range plans of the Company and securing its continued growth and financial success.

     2. Effective Date of the Plan. The Plan shall become effective on February 10, 2004 the date adopted by the Board of Directors, subject to the later adoption of the Plan by the Stockholders' of the Company at the next Stockholders' meeting.

     3. Stock Subject to Plan. The maximum number of common shares which may be issued pursuant to the exercise of options granted under the Plan is six hundred thousand (600,000) subject to the adjustments provided in paragraph 13 below. Six hundred thousand (600,000) of the authorized but unissued common shares of the Company will be reserved for issue upon exercise of options granted under the Plan subject to the adjustments provided in paragraph 13 below; provided, however, that the number of such authorized and unissued shares so reserved may from time to time be reduced to the extent that a corresponding amount of issued and outstanding shares have been purchased by the Company and set aside for issue upon the exercise of options granted under the Plan. If any options shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for further grants under the Plan.

     4. Administration. The Plan shall be administered by a Committee (the "Committee") appointed by the Board of Directors of the Company (the "Board") which consists of not less than two nor more than three members of the Board, one of whom shall be the Chairman of the Board and the other members of the Committee shall be non-employee members of the Board in order to be eligible to be members of the Committee. The initial Committee shall consist of Anthony So and Woo Ping Fok. The Committee Shall keep records of action taken at its meetings. A majority of the Committee shall constitute a quorum at any meeting, and the acts of a majority of the members present at any meeting at which a quorum is present, or acts approved in writing by all the members of the Committee, shall be the acts of the Committee. Acts of the Committee approved in writing shall be effective at the time and date that the last member of the Committee signs such writing unless the Committee members establish a different effective time or date. Such action has the same effect as action taken at a meeting of the Committee and may be described as such in any document. The Chairman of the Board shall serve as the Chairman at all meetings of the Committee. One or more members of the Committee may participate in Committee meetings by, or conduct the meeting through the use of, any means of communication by which all members of the Committee participating may hear each other during the meeting. A Committee member participating in a meeting by this means is deemed to be present in person at the meeting.

     Subject to the express provisions of the Plan, the Committee shall have complete authority, in its discretion, to determine those key employees and directors (hereinafter referred to as "Participant(s)") to whom, and the price at which options shall be granted, the option periods and the number of shares to be subject to each option. The Committee shall also have the authority in its discretion to prescribe the time or times at which the options may be exercised and limitations upon the exercise of options (including limitations effective upon the death or termination of employment of the Participant), and the restrictions, if any, to be imposed upon the transferability of shares acquired upon exercise of options. In making such determinations, the Committee may take into account the nature of the services rendered by respective employees, their present and potential contributions to the success of the Company or its subsidiaries and such other factors as the Committee in its discretion shall deem relevant. Subject to the express provisions of the Plan, the Committee shall also have complete authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan, to determine the terms and provisions of the respective options agreements (which need not be identical), to determine whether the shares delivered upon exercise of stock options will be treasury shares or will be authorized but previously unissued shares, and to make all other determinations necessary or advisable for the administration of the Plan. All determinations made by the Committee shall be final and binding.

     5. Eligibility. An option may be granted under the Plan only to officers or other key employees or a director of the Company and of its present and future subsidiary corporations. The granting of an option to any employee shall not confer upon the employee any right to continue in the employ of the Company or of any such subsidiary and shall not interfere in any way with the right of the Company or of any such subsidiary to terminate the employment of the employee at any time.

     6. Option Price. The option price will be determined by the Committee at the time the option is granted and may be granted at less than the fair market value of the common shares on the date of grant as shall reasonably be determined by the Committee.

     7. Date of Option Grant. An option shall be considered granted on the date the Committee acts to grant the option, or such date thereafter as the Committee shall specify.

     8. Term of Plan. The Board, without approval of the shareholders may terminate the Plan at any time, but no termination shall, without the Participant's consent, alter or impair any of the rights under any option theretofore granted to him under the Plan.

     9. Term of Options. The term of each option granted under the Plan will be for such period (hereinafter referred to as the "option period") not exceeding ten (10) years as the Committee shall determine. Each option shall be subject to earlier termination as described under "exercise of options."

     10. Exercise of Options.

     (a) Each option granted under the Plan will be exercisable on such date or dates and during such period and for such number of shares as shall be determined pursuant to the provisions of the option agreement evidencing such option. Subject to the express provisions of the Plan, the Committee shall have complete authority, in its discretion, to determine the extent, if any, and the conditions under which an option may be exercised in the event of the death of the Participant or in the event the Participant leaves the employ of the Company or has his employment terminated by the Company. An option may be exercised, by
(A) written notice of intent to exercise the option with respect to a specified number of shares of stock, and (B) payment to the Company of the amount of the option purchase price for the number of shares of stock with respect to which the option is then exercised.

     (b) The Committee shall determine the acceptable form of consideration for exercising an option, including the method of payment. Such consideration may consist entirely of:

          (i)  cash;

          (ii) check;

          (iii) promissory note;

          (iv) other shares which (A) in the case of shares acquired upon exercise of an option, have been owned by the optionee for more than six months on the date of surrender, and (B) have a fair market value on the date of surrender equal to the aggregate exercise price of the shares as to which said option shall be exercised;

          (v) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan;

          (vi) a reduction in the amount of any Company liability to the optionee, including any liability attributable to the optionee's participation in any Company sponsored deferred compensation program or arrangement;

          (vii) such other consideration and method of payment for the issuance of shares to the extent permitted by applicable laws; or

          (viii) any combination of the foregoing methods of payment.

     Notwithstanding the foregoing, any method of payment other than in cash may be used only with the consent of the Committee, which consent may be withheld in the sole discretion of the Committee, or if and to the extent so provided in an Agreement.

     11. Nontransferability. Options under the Plan are not transferable otherwise than by will or the laws of descent or distribution, and may be exercised during the lifetime of a Participant only by such Participant.

     12. Agreements. Options granted pursuant to the Plan may be evidenced by stock option agreements in such form as the Committee shall from time to time adopt.

     13. Adjustment of Number of Shares. In the event that a dividend shall be declared upon the common shares of the Company payable in common shares of the Company the number of common shares then subject to any such option and the number of such shares reserved for issuance pursuant to the Plan but not yet covered by an option, shall be adjusted by adding to each such share the number of shares which would be distributable thereon if such share had been outstanding on the date fixed for determining the shareholders entitled to receive such stock dividend. In the event that the outstanding common shares of the Company shall be changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or of another corporation, whether through reorganization, recapitalization, stock split-up, combination of shares, merger or consolidation, then there shall be substituted for each common share reserved for issuance pursuant to the Plan, option, the number and kind of shares of stock or there securities into which each outstanding common share shall be so changed or for which each such share shall be exchanged. In the event there shall be any change, other than as specified above in this paragraph in the number or kind of outstanding common shares of the Company or of any stock or other securities into which such common shares shall have been changed or for which it shall have been exchanged, then if the Committee shall in sole discretion determine that such change equitably requires an adjustment in the number or kind of shares subject to an option or options, such adjustment shall be made by the Committee and shall be effective and binding for all purposes of the Plan and of each stock option agreement. The option price in each stock option agreement for each share of stock or other securities substituted or adjusted as provided for in this paragraph shall be determined by dividing the option price in such agreement for each share prior to such substitution or adjustment by the number of shares or the fraction of a share substituted for such share or to which such share shall have been adjusted. No adjustment or substitution provided for in this paragraph shall require the Company in any stock option agreement to sell a fractional share, and the total substitution or adjustment with respect to each stock option agreement shall be limited accordingly.

     14. Amendments. The Board, without approval of the shareholders, may from time to time amend the Plan in such respects as the Board may deem advisable. No amendment shall, without the Participant's consent, alter or impair any of the rights or obligations under any option theretofore granted to him under the Plan.


                [REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY]

     In witness whereof, the Board of Directors of the Company has adopted this Plan effective the 10th day of February, 2004.

                                        BONSO ELECTRONICS INTERNATIONAL INC.


                                        By:
                                        ----------------------------------------
                                        Anthony So, Chairman of the Board,
                                        Chief Executive Officer and President

                      BONSO ELECTRONICS INTERNATIONAL INC.
                         ANNUAL MEETING OF SHAREHOLDERS
                                 MARCH 23, 2004
           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned shareholder of Bonso Electronics International Inc., a British Virgin Islands corporation (the "Corporation"), acknowledges receipt of the Notice of Annual Meeting of Shareholders and Proxy Statement, dated February 16, 2004, and hereby appoints Anthony So and Henry F. Schlueter, or either of them, each with the power of substitution, as Attorneys and Proxies to represent and vote all shares of Common Stock of the Corporation which the undersigned would be entitled to vote at the Annual Meeting of Shareholders and at any adjournment or adjournments thereof, hereby revoking any proxy or proxies heretofore given and ratifying and confirming all that said Attorneys and Proxies may do or cause to be done by virtue thereof with respect to the following matters:

     1. Election of each of the following seven (7) persons to serve as directors of the Corporation until the next Annual Meeting of Shareholders and thereafter until their successors shall have been elected and qualified:

          Anthony So
          FOR  /___/                           WITHHOLD AUTHORITY FOR /___/

          Kim Wah Chung
          FOR  /___/                           WITHHOLD AUTHORITY FOR /___/

          Cathy Kit Teng Pang
          FOR  /___/                           WITHHOLD AUTHORITY FOR /___/

          Woo Ping Fok
          FOR  /___/                           WITHHOLD AUTHORITY FOR /___/

          John Stewart Jackson IV
          FOR  /___/                           WITHHOLD AUTHORITY FOR /___/

          George O'Leary
          FOR  /___/                           WITHHOLD AUTHORITY FOR /___/

          Henry F. Schlueter
          FOR  /___/                           WITHHOLD AUTHORITY FOR /___/

     2.   Approval and ratification of the Corporation's 2004 Stock Option Plan.

          FOR   [   ]               AGAINST   [   ]              ABSTAIN   [   ]

     3. Approval of the ratification of the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2004.

          FOR  /___/                AGAINST  /___/               ABSTAIN  /___/

     4. To act upon such other matters as may properly come before the Meeting or any adjournments thereof.

This Proxy, when properly executed, will be voted as directed. If no direction is indicated, the Proxy will be voted (1) FOR the election of each of the nominees listed above to the Board of Directors; (2) FOR the approval and ratification of the 2004 Stock Option Plan; and (3) FOR the approval of the ratification of the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2004.

Dated:  _____________, 2004             _______________________________________
                                        _______________________________________







                                     [LABEL]






Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give your full title as it appears hereon. When signing as joint tenants, all parties in the joint tenancy must sign. When a proxy is given by a corporation, it should be signed by an authorized officer and the corporate seal affixed. No postage is required if returned in the enclosed envelope and mailed in the United States.

PLEASE SIGN, DATE AND MAIL THIS PROXY IMMEDIATELY IN THE ENCLOSED ENVELOPE. Please sign exactly as THE name appears on the label ATTACHED TO THIS PROXY. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized person. If a partnership, please sign in full partnership name by authorized person.








                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BONSO ELECTRONICS INTERNATIONAL, INC.
                                         (Registrant)



Date: February 26, 2004                  By: /s/  Henry F. Schlueter
      -----------------                  ---------------------------
                                         Henry F. Schlueter, Assistant Secretary